

Mail Stop 3030

October 3, 2017

<u>Via E-mail</u>
Lishan Aklog, M.D.
Chief Executive Officer
PAVmed Inc.
One Grand Central Place, Suite 4600
New York, New York 10165

    Re: PAVmed Inc.
             Registration Statement on Form S-3
             Filed September 21, 2017
             File No. 333-220549

Dear Dr. Aklog:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Heather Percival at (202) 551-3498 with any questions.

                    Sincerely,

                    /s/ Heather Percival for

                    Amanda Ravitz
                    Assistant Director
                    Office of Electronics and Machinery

cc: David Alan Miller, Esq.
       Graubard Miller